VALERO ENERGY CORPORATION
Michael S. Ciskowski
Executive Vice President and
Chief Financial Officer

May 24, 2012

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. H. Roger Schwall

Re:    Valero Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Commission File No. 1-13175

Dear Mr. Schwall:

On behalf of Valero Energy Corporation (“Valero”), set forth below is Valero's response to the comment included in the May 18, 2012 letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Form 10-K (the “2011 Form 10-K”). As used in Valero's response below, the terms “we,” “us,” or “our” also refer to Valero. For ease of reference, the Staff's comment has been repeated below with our response set forth underneath.

2011 Form 10-K

1.
We note that none of your risk factors, or other sections of your Form 10-K, specifically address any risks you may face from cyber attacks, such as attempts by third parties to gain access to your systems to compromise sensitive business information, to interrupt your systems or otherwise try to cause harm to your business and operations. In future filings, beginning with your next Form 10-Q, please provide risk factor disclosure describing the cybersecurity risks that you face or tell us why you believe such disclosure is unnecessary. If you have experienced any cyber attacks in the past, please state that fact in any additional risk factor disclosure in order to provide the proper context. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/ divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2000 - fax (210) 345-2497

•
In response to the Staff's comment, as requested, beginning with Valero's Form 10-Q for the quarter ended June 30, 2012, we agree to provide risk factor disclosure describing the cybersecurity risks that Valero faces. Our risk factor disclosure will follow the guidance set forth in the Division of Corporation Finance's Disclosure Guidance Topic No. 2.

Acknowledgments
Valero acknowledges that:

•	Valero is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Valero may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael S. Ciskowski
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

cc:	Clayton E. Killinger, Senior Vice President and Controller
Jay D. Browning, Senior Vice President - Corporate Law and Secretary

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2000 - fax (210) 345-2497